Filed by Penn Virginia GP Holdings, L.P. pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

Penn Virginia Resource Partners, L.P.

Penn Virginia GP Holdings, L.P.

Five Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, PA 19087

FOR IMMEDIATE RELEASE

Contact:	Stephen R. Milbourne
Director - Investor Relations
Phone: 610-975-8204 Fax: 610-975-8201
E-Mail: invest@pvrpartners.com

PENN VIRGINIA RESOURCE PARTNERS, L.P.

and PENN VIRGINIA GP HOLDINGS, L.P.

ANNOUNCE RECORD AND MEETING DATES FOR MERGER VOTES

RADNOR, PA – December 13, 2010 . . . Penn Virginia Resource Partners, L.P. (“PVR”) (NYSE: PVR) and Penn Virginia GP Holdings, L.P. (“PVG”) (NYSE: PVG) today announced that they each have established a record date of December 20, 2010, and a meeting date of February 16, 2011, for special meetings of their respective unitholders. At the special meetings, which will be held in Radnor, Pennsylvania, unitholders will vote on the previously announced proposed merger of PVG and its general partner into PVR Radnor, LLC, a wholly-owned subsidiary of PVR formed to effect the merger of PVR and PVG, and related matters pursuant to the Agreement and Plan of Merger dated as of September 21, 2010 (the “Merger Agreement”) by and among PVR, PVG, their respective general partners and PVR Radnor, LLC.

“We are pleased that both partnerships have set record and meeting dates to vote on the merger,” stated Mr. William Shea, the Chief Executive Officer of both the general partner of PVR and the general partner of PVG. “Under the terms of the proposed merger, the incentive distribution rights that PVR currently pays to PVG would be cancelled. The elimination of the incentive distribution rights should help improve PVR’s competitive position when pursuing growth opportunities and its ability to finance growth projects less expensively, which should improve PVR’s ability to accelerate growth in distributable cash flow,” added Mr. Shea. “Other master limited partnerships have recently completed or announced similar transactions that would eliminate their incentive distribution rights, and other midstream master limited partnership have already capped, repurchased or eliminated their incentive distribution rights in order to reduce their cost of equity capital,” added Mr. Shea.

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PVR and PVG have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”) in relation to their proposed merger. Investors are urged to read these documents carefully because they contain important information regarding PVR, PVG, and the transaction. A definitive joint proxy statement/prospectus will be sent to unitholders of PVR and PVG seeking their approvals as contemplated by the Merger Agreement. Investors may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about PVR and PVG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (610) 975-8204 or invest@pvrpartners.com or by accessing www.pvresource.com or www.pvgpholdings.com.

PVR, PVG, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities

PVR / PVG Announce Record and Meeting Dates	Page 2

and persons can be found in PVR’s and PVG’s Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus.

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Penn Virginia Resource Partners, L.P. (NYSE: PVR) is a publicly traded limited partnership which owns and manages coal and natural resource properties and related assets, and owns and operates midstream natural gas gathering and processing businesses. We own more than 800 million tons of proven coal reserves in Northern and Central Appalachia, and the Illinois and San Juan Basins; our midstream natural gas assets are located principally in Texas, Oklahoma and Pennsylvania and include more than 4,100 miles of natural gas gathering pipelines and 6 processing systems with approximately 400 million cubic feet per day of capacity. For more information about PVR, visit our website at www.pvresource.com.

Penn Virginia GP Holdings, L.P. (NYSE: PVG) is a publicly traded limited partnership which owns the general partner interest, all of the incentive distribution rights and an approximate 37.6 percent limited partner interest in PVR, a manager of coal and natural resource properties and related assets and the operator of a midstream natural gas gathering and processing business. For more information about PVG, please visit our website at www.pvgpholdings.com.

Certain statements by PVR and PVG contained herein that are not descriptions of historical facts are "forward-looking" statements by PVR and PVG as defined by federal law. Because such statements, including those relating to projections of expected dilution and accretion to distributable cash flow as a result of the merger, and our ability to complete our previously announced merger include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies are discussed in more detail in PVR's and PVG's press releases and public periodic filings with the SEC including PVR and PVG's Annual Reports on Form 10-K for the year ended December 31, 2009 and most recent Quarterly Reports on Form 10-Q. Many of the factors that will determine PVR's and PVG's future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. PVR and PVG undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as the result of new information, future events or otherwise.